Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-257570

Prospectus Supplement No. 10

(To Prospectus dated July 13, 2021)

This prospectus supplement updates, amends and supplements the prospectus dated July 13, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-257570). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in Item 8.01 of our Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2021, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Endeavor Group Holdings, Inc.’s Class A common stock is quoted on the New York Stock Exchange under the symbol “EDR.” On December 7, 2021, the closing price of our Class A common stock was $30.79.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 9 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 8, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 8, 2021

Endeavor Group Holdings, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40373	83-3340169
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9601 Wilshire Boulevard, 3rd Floor Beverly Hills, California	90210
(Address of principal executive offices)	(Zip Code)

(310) 285-9000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.00001 par value per share	EDR	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On December 8, 2021, Endeavor Group Holdings, Inc., a Delaware corporation (the “Company” or “Endeavor”) issued a press release announcing the Transactions (as defined below), a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference. DBH (as defined below), a subsidiary of Endeavor, is an organization dedicated to supporting, promoting, and enhancing the sport of baseball through professional management, best practices, innovation and investment. In connection with the Transactions, DBH plans to continue to strategically assess opportunities to acquire additional MLB PDL Clubs in the future.

The information contained under Item 7.01 of this Current Report on Form 8-K (including Exhibit 99.1), shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act except as may be expressly set forth by specific reference in such filing.

Item 8.01	Other Events.

On or around December 8, 2021, certain wholly-owned subsidiaries (the “Purchasers”) of Diamond Baseball Holdings, LLC, a Delaware limited liability company (“DBH”) and subsidiary of the Company entered into certain purchase agreements (the “Purchase Agreements”) with the owners of nine MLB Professional Development League (PDL) Clubs (collectively, the “Sellers”), including (i) the Hudson Valley Renegades, Iowa Cubs, Memphis Redbirds, San Jose Giants and Scranton/Wilkes-Barre Railriders and (ii) subject to the PDL approval process, the Augusta GreenJackets, Gwinnett Stripers, Mississippi Braves and Rome Braves (the “Clubs”) (collectively, the “Transactions”).

The Transactions are expected to close in the fourth quarter of 2021 and the first quarter of 2022, subject to the satisfaction or waiver of certain customary conditions, including, among others, (i) obtaining applicable regulatory and third party approvals, (ii) the absence of any order or legal requirement that enjoins, restrains or otherwise prevents the consummation of such Transaction, (iii) the absence of a Material Adverse Effect (as defined in the applicable Purchase Agreement) on the applicable Seller and Club and (iv) customary conditions regarding the accuracy of the representations and warranties and material compliance by the parties with their respective obligations under the Purchase Agreements.

The Purchase Agreements include customary termination provisions for both the Seller and Purchaser, whereby the parties may terminate (i) by mutual written consent, (ii) following a permanent legal prohibition on consummating such Transaction, (iii) if the closing of the Transaction has not occurred prior to the outside date set forth in the applicable Purchase Agreement and (iv) following a breach by the other party of its representations and warranties or covenants contained in the Purchase Agreement that would result in a failure of a condition to closing of such Transaction, subject to cure rights.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that do not relate to matters of historical fact should be considered forward-looking statements, including the Company’s expected closings of the Transactions and the timing thereof. In some cases, you can identify forward-looking statements by terms such as “aim,” “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “target,” “mission,” “will,” “potential” or, in each case, their negative, or other variations or comparable terminology and expressions. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees and involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from what is expressed or implied by the forward-looking statements, including, but not limited to: Endeavor faces uncertainties regarding the consummation of the Transactions, including that certain conditions to the consummation of the Transactions will not be satisfied; Endeavor may experience difficulties integrating the businesses and in realizing the expected benefits of the Transactions; Endeavor may need to use resources that are needed in other parts of its business to do so; the businesses may have liabilities that are not known, probable or estimable at this time; the Transactions may result in the diversion of Endeavor’s management’s time and attention to issues relating to the Transactions and integration; Endeavor may not achieve expected synergies and operating efficiencies attributable to the Transactions within its expected time-frames or at all; Endeavor may incur significant transaction costs and integration costs in connection with the Transactions; Endeavor may face challenges protecting and preserving the acquired intellectual property rights; risks inherent to the businesses may result in additional strategic and operational risks to Endeavor, which may impact Endeavor’s risk profile and which Endeavor may not be able to mitigate effectively; and the businesses operates in a changing regulatory environment. In addition, a number of important factors could cause Endeavor’s actual future results and other future circumstances to differ materially from those expressed in any forward-looking statements, including but not limited to: the impact of the COVID-19 global pandemic on Endeavor’s business, financial condition, liquidity and results of operations; changes in public and consumer tastes and preferences and industry trends; Endeavor’s ability to adapt to or manage new content distribution platforms or changes in consumer behavior; Endeavor’s dependence on the relationships of its management, agents, and other key personnel with clients; Endeavor’s dependence on key relationships with television and cable networks, satellite providers, digital streaming partners, corporate sponsors, and other distribution partners; risks related to Endeavor’s organization and structure; and other important factors discussed in Part II, Item 1A “Risk Factors” in Endeavor’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 as updated by Amendment No. 1 to Endeavor’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, as any such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and Endeavor’s Investor Relations site at investor.endeavorco.com. Forward-looking statements speak only as of the date they are made and, except as may be required under applicable law, Endeavor undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release, dated December 8, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENDEAVOR GROUP HOLDINGS, INC.

By:	/s/ Jason Lublin
Name:	Jason Lublin
Title:	Chief Financial Officer

Date: December 8, 2021

Exhibit 99.1

Endeavor Creates Diamond Baseball Holdings,

Signs Agreements to Acquire Multiple MLB Professional Development League Clubs

Diamond Baseball Holdings will support, promote, and enhance the sport of baseball through professional management, best practices, innovation and investment

NEW YORK (DECEMBER 8, 2021)—Endeavor (NYSE: EDR) today announced the creation of Diamond Baseball Holdings (DBH), an organization dedicated to supporting, promoting and enhancing the sport of baseball through professional management, best practices, innovation and investment. Endeavor has also signed purchase agreements to acquire nine MLB Professional Development League (PDL) Clubs, which remain subject to customary closing conditions.

Diamond Baseball Holdings will operate select Clubs affiliated with the most iconic franchises in Major League Baseball, including the Chicago Cubs, St. Louis Cardinals, New York Yankees, and San Francisco Giants. The initial Clubs are:

•	Iowa Cubs (Triple-A affiliate of the Chicago Cubs)

•	Memphis Redbirds (Triple-A affiliate of the St. Louis Cardinals)

•	Scranton/Wilkes Barre RailRiders (Triple-A affiliate of the New York Yankees)

•	Hudson Valley Renegades (High-A affiliate of the New York Yankees)

•	San Jose Giants (Single-A affiliate of the San Francisco Giants)

Subject to the PDL approval process, DBH will also operate all four affiliates of the 2021 World Champion Atlanta Braves:

•	Gwinnett Stripers (Triple-A affiliate of the Atlanta Braves)

•	Mississippi Braves (Double-A affiliate of the Atlanta Braves)

•	Rome Braves (High-A affiliate of the Atlanta Braves)

•	Augusta GreenJackets (Single-A affiliate of the Atlanta Braves)

Endeavor is also in late stage negotiations with a handful of other significant franchises and expects to announce those developments in due course.

“Opportunities to move into an ownership position of a sport so steeped in history are increasingly rare, and we are confident this will drive meaningful growth in the Owned Sports Properties segment of our company,” said Mark Shapiro, President of Endeavor. “Just as we’ve done for the UFC, PBR and Euroleague, we see tremendous potential to turbocharge these storied Clubs using the scale and capabilities of Endeavor. Our expertise across sponsorship sales, event operations, licensing, marketing and content creation will bring incredible value to these clubs, supporting communities across the country who form the backbone of the Professional Development League system.”

Endeavor has appointed two industry leaders, Pat Battle and Peter B. Freund, to oversee Diamond Baseball Holdings. Battle is Executive Chairman of DBH, bringing extensive experience at the local and national level, as well as ownership interest in two PDL Clubs. He is currently Chairman of the Board of Learfield and serves as an advisor to Endeavor across multiple companies. Freund is CEO of DBH, also bringing to the plate experience as a longtime Minor League Baseball owner and operator. Freund most recently consulted with the Office of the Commissioner of Baseball on the transition of Major League Baseball’s licensed affiliates while spearheading the formation of the MLB Draft League.

“We are excited to lead Diamond Baseball Holdings and create new opportunities for Clubs and communities that play an essential role in cultivating America’s favorite pastime,” said Battle and Freund. “We will be global in our ambitions and hyper-local in our approach, and creating incredible fan experiences will remain our number one priority. Additionally, we look forward to providing opportunities for growth to the employees of PDL Clubs whose passion and ingenuity have built the sport through the decades.”

“As a longtime Minor League owner and operator, I am thrilled that Hudson Valley will now be part of such a dynamic new group of clubs,” said Marv Goldklang, Chairman of the industry-leading Goldklang Group and a limited partner of the New York Yankees for more than 30 years. “I have known Peter Freund for almost 15 years and have every confidence that with him at the helm, Diamond Baseball Holdings will continue to build on our legacy, which we are incredibly proud of.”

DBH will support its clubs with ticket sales, partnerships, naming rights, food & beverage, merchandise, content strategy, collectibles/authentics/NFTs and media rights, tapping into the broader Endeavor network including Learfield and Endeavor Analytics for expertise across the various disciplines.

Latham & Watkins LLP acted as legal advisor to Endeavor.

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ABOUT ENDEAVOR

Endeavor (NYSE: EDR) is a global sports and entertainment company, home to the world’s most dynamic and engaging storytellers, brands, live events and experiences. The company is comprised of industry leaders including entertainment agency WME; sports, fashion, events and media company IMG; and premier mixed martial arts organization UFC. The Endeavor network specializes in talent representation, sports operations & advisory, event & experiences management, media production & distribution, experiential marketing and brand licensing.

ABOUT DIAMOND BASEBALL HOLDINGS

Diamond Baseball Holdings (DBH) is a subsidiary of Endeavor, the global sports and entertainment company. DBH was formed in 2021 to support, promote, and enhance the Professional Development League (PDL) through professional management, best practices, innovation and investment. DBH currently has purchase agreements in place with 9 MLB PDL Clubs. DiamondBaseballHoldings.com